SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

NOVADIGM, INC.

(Name of Subject Company (Issuer))

NOVADIGM, INC.
(Name of Filing Person (Issuer))

Options Under Novadigm, Inc.’s 1992 Stock Option Plan,
1999 Nonstatutory Stock Option Plan and 2000 Stock Option Plan
to Purchase Common Stock, Par Value $.001 Per Share,
Held by Certain Option Holders
(Title of Class of Securities)

669937 10 4
(CUSIP Number of Underlying Class of Securities)

Wallace D. Ruiz
Vice President, Chief Financial Officer and Treasurer
Novadigm, Inc.
One International Blvd.
Mahwah, New Jersey 07495
(201) 512-1000

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

copies to:
Mark D. Wood, Esq.
Katten Muchin Zavis Rosenman
525 West Monroe Street, Suite 1600
Chicago, Illinois 60661
(312) 902-5200

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☑ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
ITEM 11. ADDITIONAL INFORMATION.
ITEM 12. EXHIBITS
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT (a)(5)(E)

INTRODUCTORY STATEMENT

     This Amendment No. 6 to Schedule TO is the final amendment to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 29, 2003 and amended and supplemented by Amendment No. 1 thereto dated June 3, 2003, Amendment No. 2 thereto dated June 17, 2003, Amendment No. 3 thereto dated June 26, 2003, Amendment No. 4 thereto dated July 25, 2003 and Amendment No. 5 thereto dated July 31, 2003 (as so amended and supplemented, the “Schedule TO”), relating to our offer to exchange options to purchase shares of our common stock, par value $.001 per share, held by our employees, other than our executive officers, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance of the new options, upon the terms and subject to the conditions in the Offer to Exchange dated May 29, 2003 filed as Exhibit (a)(1)(A) to the Schedule TO and the related Letter of Transmittal filed as Exhibit (a)(1)(B) to the Schedule TO, each as amended or supplemented. The sole purposes of this Amendment No. 6 are to report the results of the offer and to add Exhibit (a)(5)(E) (Form of E-Mail Message to Tendering Option Holders Regarding Expiration of the Offer and Acceptance of Tendered Options).

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following information:

The offer expired at 12:00 midnight, Eastern time, on Friday, August 22, 2003. On Monday, August 25, 2003, we accepted for exchange and canceled options to purchase an aggregate of 2,329,945 shares of our common stock, which represents 56% of the shares subject to options eligible to be tendered in the offer, from 200 employees. Subject to the terms and conditions of the offer, we expect to grant options to purchase 2,329,945 shares of our common stock on or about Thursday, February 26, 2004.

On August 25, 2003, we sent an e-mail message to all employees who tendered options in the offer announcing the expiration and results of the offer. This message is contained in Exhibit (a)(5)(E) hereto, and the information set forth in the message is incorporated herein by reference. In addition, we have sent each tendering employee whose options were accepted for exchange and canceled a Letter to Tendering Option Holders Regarding Acceptance of Tendered Options, substantially in the form of Exhibit (a)(1)(D) to the Schedule TO filed with the SEC on May 29, 2003.

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

(a)(5)(E) *	Form of E-mail Message to Tendering Option Holders Regarding Expiration of the Offer and Acceptance of Tendered Options.

*	Filed herewith.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to Schedule TO is true, complete and correct.

Novadigm, Inc.

/s/ Wallace D. Ruiz

Wallace D. Ruiz Vice President, Chief Financial Officer and Treasurer

Date: August 25, 2003

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(5)(E)	Form of E-mail Message to Tendering Option Holders Regarding Expiration of the Offer and Acceptance of Tendered Options.